Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2023 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 23, 2023

Guangzhou, China, May 23, 2023 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended March 31, 2023.

First Quarter 2023 Highlights

•	Total net revenues for the first quarter of 2023 increased by 9.1% year over year to RMB27.5 billion (US$4.0 billion) from RMB25.2 billion in the prior year period.

•	GMV[1] for the first quarter of 2023 increased by 14.0% year over year to RMB48.5 billion from RMB42.6 billion in the prior year period.

•	Gross profit for the first quarter of 2023 increased by 17.9% year over year to RMB5.9 billion (US$859.8 million) from RMB5.0 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the first quarter of 2023 increased by 69.6% year over year to RMB1.9 billion (US$270.7 million) from RMB1.1 billion in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the first quarter of 2023 increased by 45.8% year over year to RMB2.1 billion (US$301.3 million) from RMB1.4 billion in the prior year period.

•	The number of active customers[3] for the first quarter of 2023 increased by 4.0% year over year to 43.8 million from 42.2 million in the prior year period.

•	Total orders[4] for the first quarter of 2023 increased by 10.8% year over year to 184.4 million from 166.4 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) investment loss (gain) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We started 2023 with solid business momentum as we continued to execute our merchandising strategy diligently and effectively. Our abundant and diverse assortments at great value caters well to consumer appetite for discretionary spending along with a rebound in social activities post the pandemic. In the first quarter, we focused more on building our strategic and long-term capabilities in merchandise expansion, customer engagement and service excellence that truly differentiate us. We are reinforcing our value-for-money perception across our merchandise offerings to keep Vipshop top-of-mind among customers. In addition, we are positioned to expand the base of high-value customers and Super VIP members. We are confident about our goal to stay on quality and consistent growth path for the long term.”

Mr. David Cui, Chief Financial Officer of Vipshop, further commented, “We are pleased to deliver a strong set of first quarter results. The revenue rise was driven by healthy customer growth with increased spending. Profitabiliy was exceptionally strong because of sales increase and efficiency gains. In addition, we continued to proactively return value to shareholders, with a new share repurchase program in place after we fully utilized the remaining amount under the previous US$1 billion program during the first quarter. Looking ahead, we believe we are in a great shape to achieve solid topline expansion while sustaining healthy profitability.”

First Quarter 2023 Financial Results

REVENUES

Total net revenues for the first quarter of 2023 increased by 9.1% year over year to RMB27.5 billion (US$4.0 billion) from RMB25.2 billion in the prior year period, primarily attributable to the growth in active customers and spending driven by the recovery in consumption of discretionary categories.

GROSS PROFIT

Gross profit for the first quarter of 2023 increased by 17.9% year over year to RMB5.9 billion (US$859.8 million) from RMB5.0 billion in the prior year period. Gross margin for the first quarter of 2023 increased to 21.4% from 19.8% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the first quarter of 2023 increased by 4.2% year over year to RMB4.1 billion (US$591.4 million) from RMB3.9 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the first quarter of 2023 decreased to 14.7% from 15.4% in the prior year period.

•

Fulfillment expenses for the first quarter of 2023 increased by 5.2% year over year to RMB1.8 billion (US$259.7 million) from RMB1.7 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the first quarter of 2023 decreased to 6.5% from 6.7% in the prior year period.

•

Marketing expenses for the first quarter of 2023 increased by 10.2% year over year to RMB836.9 million (US$121.9 million) from RMB759.3 million in the prior year period. As a percentage of total net revenues, marketing expenses for the first quarter of 2023 was 3.0%, which stayed flat as compared with the prior year period.

•

Technology and content expenses for the first quarter of 2023 increased by 0.6% year over year to RMB392.8 million (US$57.2 million) from RMB390.4 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the first quarter of 2023 decreased to 1.4% from 1.5% in the prior year period.

•

General and administrative expenses for the first quarter of 2023 decreased by 0.7% year over year to RMB1.0 billion (US$152.6 million) from RMB1.1 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the first quarter of 2023 decreased to 3.8% from 4.2% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the first quarter of 2023 increased by 54.8% year over year to RMB2.0 billion (US$289.1 million) from RMB1.3 billion in the prior year period. Operating margin for the first quarter of 2023 increased to 7.2% from 5.1% in the prior year period.

Non-GAAP income from operations5 for the first quarter of 2023, which excluded share-based compensation expenses, increased by 50.6% year over year to RMB2.3 billion (US$333.4 million) from RMB1.5 billion in the prior year period. Non-GAAP operating income margin6 for the first quarter of 2023 increased to 8.3% from 6.0% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the first quarter of 2023 increased by 69.6% year over year to RMB1.9 billion (US$270.7 million) from RMB1.1 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the first quarter of 2023 increased to 6.8% from 4.3% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the first quarter of 2023 increased to RMB3.16 (US$0.46) from RMB1.61 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the first quarter of 2023, which excluded (i) share-based compensation expenses, (ii) investment loss (gain) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments, increased by 45.8% year over year to RMB2.1 billion (US$301.3 million) from RMB1.4 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the first quarter of 2023 increased to 7.5% from 5.6% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the first quarter of 2023 increased to RMB3.52 (US$0.51) from RMB2.09 in the prior year period.

For the quarter ended March 31, 2023, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 588,062,755.

BALANCE SHEET AND CASH FLOW

As of March 31, 2023, the Company had cash and cash equivalents and restricted cash of RMB18.9 billion (US$2.8 billion) and short term investments of RMB1.5 billion (US$217.0 million).

[5]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended March 31, 2023, net cash generated from operating activities was RMB460.7 million (US$67.1 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended
	Mar 31, 2022 RMB’000	Mar 31, 2023 RMB’000	Mar 31, 2023 US$’000
Net cash (used in) generated from operating activities	(1,196,285)	460,713	67,085
Reconciling items:
Net impact from Internet financing activities[11]	139,862	(45,653)	(6,648)
Capital expenditures	(645,684)	(1,102,128)	(160,482)

Free cash outflow	(1,702,107)	(687,068)	(100,045)

For the trailing twelve months ended
	Mar 31, 2022 RMB’000	Mar 31, 2023 RMB’000	Mar 31, 2023 US$’000
Net cash generated from operating activities	5,987,379	12,176,690	1,773,063
Reconciling items:
Net impact from Internet financing activities	104,171	223,035	32,476
Capital expenditures	(3,490,880)	(3,559,033)	(518,235)

Free cash inflow	2,600,670	8,840,692	1,287,304

Share Repurchase Program

As of March 31, 2023, the Company had fully utilized its US$1 billion share repurchase program announced on March 31, 2022.

On March 30, 2023, the Company’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$500 million of its ADSs or Class A ordinary shares for a 24-month period until the close of business on March 31, 2025, U.S. Eastern Time. On May 22, 2023, the Company’s board of directors approved an increase in the authorized amount under the current share repurchase program by US$500 million such that the Company may repurchase up to US$1 billion of its ADSs or Class A ordinary shares thereunder.

Management Change

The Company also announced today that it has appointed Mr. Mark Wang as its chief financial officer, effective May 24, 2023. Mr. Wang will succeed Mr. David Cui, who has decided to resign from this position for personal reasons.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Mr. Eric Ya Shen, Chairman and Chief Executive Officer of Vipshop, said, “On behalf of the board of directors and management team of the Company, I would like to thank David for his contributions and tireless work at Vipshop over the past three years, and wish him all the best in his future endeavors. I would also like to warmly welcome Mark to the Company. His extensive experience in finance and accounting will make him a great addition to the Vipshop team.”

Mr. David Cui said, “It has been a valuable experience working at Vipshop. I would like to thank the board of directors of the Company, Eric and the investment communities for your trust and support. Together, we have witnessed Vipshop’s solid achievements. I believe the Company has built a strong foundation and financial position that will support its long-term growth strategy.”

Prior to joining Vipshop, Mr. Wang served as the chief financial officer of Benlai Group, an online fresh grocery player in China, from April 2021 to November 2022. From October 2017 to March 2021, Mr. Wang served as the vice president in the finance department of Xiaomi Corporation (HKEX: 1810). Prior to that, Mr. Wang worked at Changyou.com Limited as a finance director from July 2014 to September 2017. From April 2013 to June 2014, Mr. Wang was a senior manager in the finance department of Huawei Technologies Co., Ltd. Prior to that, Mr. Wang served as a tax manager at PricewaterhouseCoopers Consultants (Shenzhen) Co., Ltd. from August 2006 to April 2013. Currently, Mr. Wang has also served as an independent director of Beijing Kingsoft Office Software, Inc. (SSE: 688111) since April 2022. Mr. Wang received a bachelor degree in finance from Beijing International Studies University.

Business Outlook

For the second quarter of 2023, the Company expects its total net revenues to be between RMB27.0 billion and RMB28.2 billion, representing a year-over-year increase of approximately 10% to 15%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the effective noon buying rate on March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2023, or at any other rate.

Conference Call Information

The Company will hold a conference call on Tuesday, May 23, 2023 at 7:30 am U.S. Eastern Time, 7:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BIa7b0f3c3d71c4ae9a4e24610c98c4ab5

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/z9j5ao4g. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) investment loss (gain) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) investment loss (gain) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) investment loss (gain) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	March 31,2022	March 31,2023	March 31,2023
	RMB’000	RMB’000	USD’000
Product revenues	23,926,432	25,937,830	3,776,841
Other revenues (1)	1,318,086	1,598,553	232,767

Total net revenues	25,244,518	27,536,383	4,009,608

Cost of revenues	(20,236,053)	(21,631,820)	(3,149,837)

Gross profit	5,008,465	5,904,563	859,771

Operating expenses:
Fulfillment expenses (2)	(1,694,943)	(1,783,831)	(259,746)
Marketing expenses	(759,275)	(836,894)	(121,861)
Technology and content expenses	(390,371)	(392,763)	(57,191)
General and administrative expenses	(1,054,714)	(1,047,672)	(152,553)

Total operating expenses	(3,899,303)	(4,061,160)	(591,351)

Other operating income	173,452	142,289	20,719

Income from operations	1,282,614	1,985,692	289,139
Investment (loss) gain and revaluation of investments	(34,458)	41,980	6,113
Interest expense	(4,735)	(5,706)	(831)
Interest income	199,694	221,965	32,321
Exchange loss	(12,182)	(8,187)	(1,192)

Income before income tax expense and share of (loss) income of equity method investees	1,430,933	2,235,744	325,550
Income tax expenses	(291,843)	(390,144)	(56,809)
Share of (loss) income of equity method investees	(43,006)	31,807	4,631

Net income	1,096,084	1,877,407	273,372
Net income attributable to non-controlling interests	(421)	(18,676)	(2,719)

Net income attributable to Vipshop’s shareholders	1,095,663	1,858,731	270,653
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	135,256,731	115,930,812	115,930,812
—Diluted	136,053,727	117,612,551	117,612,551
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	8.10	16.03	2.33
Net income attributable to Vipshop’s shareholders—Diluted	8.05	15.80	2.30
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.62	3.21	0.47
Net income attributable to Vipshop’s shareholders—Diluted	1.61	3.16	0.46

(1)

Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)	Fulfillment expenses include shipping and handling expenses, which amounted RMB1.2 billion and RMB 1.3 billion in the three month periods ended March 31,2022 and March 31,2023, respectively.
(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	March 31,2022	March 31,2023	March 31,2023
	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	18,267	15,370	2,238
Marketing expenses	2,365	9,328	1,358
Technology and content expenses	55,207	61,366	8,936
General and administrative expenses	161,832	218,080	31,755

Total	237,671	304,144	44,287

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31,2022	March 31,2023	March 31,2023
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	21,938,653	17,982,966	2,618,523
Restricted cash	1,164,748	937,419	136,499
Short term investments	1,595,904	1,490,093	216,974
Accounts receivable, net	567,730	597,229	86,963
Amounts due from related parties, net	670,187	197,558	28,767
Other receivables and prepayments, net	2,280,449	2,189,043	318,749
Loan receivables, net	882	914	133
Inventories	5,515,880	4,055,696	590,555

Total current assets	33,734,433	27,450,918	3,997,163

NON-CURRENT ASSETS
Property and equipment, net	16,225,589	16,369,365	2,383,564
Deposits for property and equipment	296,717	414,502	60,356
Land use rights, net	7,638,506	7,592,883	1,105,609
Intangible assets, net	336,599	335,654	48,875
Investment in equity method investees	2,162,872	2,124,163	309,302
Other investments	2,660,305	2,731,199	397,693
Other long-term assets	91,762	109,870	15,998
Goodwill	755,213	755,213	109,968
Deferred tax assets, net	681,770	716,196	104,286
Operating lease right-of-use assets	891,744	627,091	91,312

Total non-current assets	31,741,077	31,776,136	4,626,963

TOTAL ASSETS	65,475,510	59,227,054	8,624,126

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	2,687,438	999,197	145,494
Accounts payable	15,018,138	11,885,773	1,730,703
Advance from customers	1,737,424	1,381,263	201,127
Accrued expenses and other current liabilities	8,394,742	7,812,377	1,137,571
Amounts due to related parties	151,736	95,619	13,923
Deferred income	400,207	360,977	52,562
Operating lease liabilities	136,435	90,801	13,222

Total current liabilities	28,526,120	22,626,007	3,294,602

NON-CURRENT LIABILITIES
Deferred tax liability	573,734	567,099	82,576
Deferred income-non current	1,469,685	1,656,233	241,166
Operating lease liabilities	832,928	749,004	109,063

Total non-current liabilities	2,876,347	2,972,336	432,805

TOTAL LIABILITIES	31,402,467	25,598,343	3,727,407

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized,124,060,090 and 124,287,437 shares issued,of which 101,621,330 and 97,051,781 shares were outstanding as of December 31,2022 and March 31,2023, respectively)	80	80	12
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2022 and March 31,2023, respectively)	11	11	2
Treasury shares,at cost(22,438,760 and 27,235,656 Class A shares as of December 31, 2022 and March 31,2023, respectively )	(8,352,511)	(10,744,453)	(1,564,514)
Additional paid-in capital	13,091,781	13,312,507	1,938,451
Retained earnings	28,720,304	30,579,035	4,452,652
Accumulated other comprehensive loss	(707,628)	(841,251)	(122,496)
Non-controlling interests	1,321,006	1,322,782	192,612

Total shareholders’ equity	34,073,043	33,628,711	4,896,719

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	65,475,510	59,227,054	8,624,126

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31,2022	March 31,2023	March 31,2023
	RMB’000	RMB’000	USD’000
Income from operations	1,282,614	1,985,692	289,139
Share-based compensation expenses	237,671	304,144	44,287

Non-GAAP income from operations	1,520,285	2,289,836	333,426

Net income attributable to Vipshop’s shareholders	1,095,663	1,858,731	270,653
Share-based compensation expenses	237,671	304,144	44,287
Investment loss (gain) and revaluation of investments excluding dividends	35,735	(41,980)	(6,113)
Reconciling items on the share of equity method investments(4)	51,514	(14,715)	(2,143)
Tax effects on non-GAAP adjustments	(1,757)	(36,958)	(5,382)

Non-GAAP net income attributable to Vipshop’s shareholders	1,418,826	2,069,222	301,302

(4) To exclude the GAAP to non-GAAP reconciling items relating to investment loss (gain) and revaluation of investments on the share of equity method investments.
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	135,256,731	115,930,812	115,930,812
—Diluted	136,053,727	117,612,551	117,612,551
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	10.49	17.85	2.60
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	10.43	17.59	2.56
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.10	3.57	0.52
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.09	3.52	0.51